FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For June 17, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]         Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]         No [X]

                               INDEX TO EXHIBITS

Item

1. AerCo Limited Monthly Report to Noteholders for June 2002, including additional information excluded form the 6-K, filed June 13, 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: June 17, 2002

                                                 AERCO LIMITED


                                                 By: /s/    Patrick J. Dalton
                                                     --------------------------
                                                     Name:  Patrick J. Dalton
                                                     Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US Dollars unless otherwise stated

Month                                           June-02
Payment Date                                    15th of each month
Convention                                      Modified Following Business Day
Current Payment Date                            17-Jun-02
Current Calculation Date                        11-Jun-02
Previous Payment Date                           15-May-02
Previous Calculation Date                       9-May-02
-------------------------------------------------------------------------------


1. Account Activity Summary between Calculation Dates

-----------------------------------------------------------------------------------------------------------------------------------
                                                     Prior                Deposits             Withdrawals            Balance on
                                                    Balance                                                        Calculation Date
                                                    9-May-02                                                           11-Jun-02
-----------------------------------------------------------------------------------------------------------------------------------
Expense Account                                     572,519.18          7,094,010.19          (6,210,027.36)          1,456,502.01
Collection Account                               95,716,587.75         17,980,925.94         (12,442,935.75)        101,254,577.94
Aircraft Purchase Account                                    -                     -                      -                      -

 - Liquidity Reserve cash balance                83,273,652.00                     -                      -          82,055,402.00
-----------------------------------------------------------------------------------------------------------------------------------
Total                                            96,289,106.93         29,639,313.78         (36,321,329.35)        102,711,079.95
-----------------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                     -
Interest Income                                                                                                                  -
Aircraft Purchase Payments                                                                                                       -
Economic Swap Payments                                                                                                           -
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                              -
-----------------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                            572,519.18
Transfer from Collection Account on previous Payment Date                                                             7,091,921.64
Permitted Aircraft Accrual                                                                                                       -
Interim Transfer from Collection Account                                                                                         -
Interest Income                                                                                                           2,088.55
Balance on current Calculation Date
 - Payments on previous payment date                                                                                 (4,160,748.53)
 - Interim payments                                                                                                  (2,049,278.83)
 - Other
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                   1,456,502.01
-----------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                         95,716,587.75
Collections during period                                                                                            17,980,925.94
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                           (3,427,480.82)
 - Permitted Aircraft Modifications                                                                                              -
Interim Transfer to Expense Account                                                                                              -
Net Swap payments on previous Payment Date                                                                           (3,664,440.82)
Aggregate Note Payments on previous Payment Date                                                                     (5,351,014.11)
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                 101,254,577.94
-----------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                     30,000,000.00
Second Collection Account Reserve                                                                                    35,000,000.00
Cash Held
 - Security Deposits                                                                                                 17,055,402.00
                                                                                                                  -----------------
 Liquidity Reserve Amount                                                                                            82,055,402.00
                                                                                                                  -----------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US Dollars unless otherwise stated


Current Payment Date                   17-Jun-02
Current Calculation Date               11-Jun-02
Previous Payment Date                  15-May-02
Previous Calculation Date              9-May-02
-------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        102,711,079.95
Liquidity Reserve Amount                                                                         (82,055,402.00)
                                                                                              ------------------
Available Collections                                                                             20,655,677.95
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)

----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions
(I)          Total Required Expense Amount                                                         6,000,000.00
(II) a)      Class A Interest but excluding Step-up                                                1,785,749.11
     b)      Swap Payments other than subordinated swap payments                                   3,995,454.47
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        331,480.91
(vi)         Class B Minimum principal payment                                                       100,273.98
(vii)        Class C Interest                                                                        516,070.89
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     52,055,402.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             543,549.58
(xiv)        Class C Scheduled principal                                                             393,975.03
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        6,280,790.65
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         102,711,079.95
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         82,055,402.00
                                                                                              ------------------
                                                                                                  20,655,677.95
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US Dollars unless otherwise stated

Current Payment Date                     17-Jun-02
Current Calculation Date                 11-Jun-02
Previous Payment Date                    15-May-02
Previous Calculation Date                9-May-02
-------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

------------------------------------------------------------------------------------------------------------
                                               Subclass        Subclass         Subclass           Total
Floating Rate Notes                               A-2             A-3              A-4            Class A
------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                1.84000%        1.84000%          1.84000%
Applicable Margin                                0.3200%         0.4600%           0.5200%
Applicable Interest Rate                        2.16000%        2.30000%          2.36000%
Day Count                                        Act/360         Act/360           Act/360
Actual Number of Days                                 33              33                33
Interest Amount Payable                       267,274.58    1,191,208.33        327,266.20
Step-up Interest Amount Payable                 NA              NA               NA
------------------------------------------------------------------------------------------------------------
Total Interest Paid                           267,274.58    1,191,208.33        327,266.20     1,785,749.11
------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                    15-Dec-05       15-Jun-02         15-May-11
Excess Amortisation Date                       17-Aug-98       15-Feb-06         15-Aug-00
------------------------------------------------------------------------------------------------------------
Original Balance                          290,000,000.00  565,000,000.00    235,000,000.00
Opening Outstanding Principal Balance     134,987,161.48  565,000,000.00    151,278,674.04   851,265,835.52
------------------------------------------------------------------------------------------------------------
Extended Pool Factors                             60.72%         100.00%            86.33%
Pool Factors                                      49.49%         100.00%            75.23%
------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                            -               -                 -                -
Scheduled Principal Payment                          -               -                 -                -
Supplemental Principal Payment              2,961,674.07             -        3,319,116.58     6,280,790.65
------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount         2,961,674.07             -        3,319,116.58     6,280,790.65
------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                         -
- amount allocable to premium
------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance     132,025,487.41  565,000,000.00    147,959,557.46   844,985,044.87
------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                              Subclass        Subclass          Total
Floating Rate Notes                              B-1             B-2           Class B
-----------------------------------------------------------------------------------------
Applicable LIBOR                               1.84000%        1.84000%
Applicable Margin                               0.6000%         1.0500%
Applicable Interest Rate                       2.44000%        2.89000%
Day Count                                       Act/360         Act/360
Actual Number of Days                                33              33
Interest Amount Payable                      146,254.42      185,226.48
Step-up Interest Amount Payable                NA              NA
-----------------------------------------------------------------------------------------
Total Interest Paid                          146,254.42      185,226.48      331,480.91
-----------------------------------------------------------------------------------------

Expected Final Payment Date                   15-Jul-13       15-Jun-08
Excess Amortisation Date                      17-Aug-98       15-Aug-00
------------------------------------------------------------------------------------------
Original Balance                          85,000,000.00   80,000,000.00
Opening Outstanding Principal Balance     65,389,459.19   69,918,773.51  135,308,232.70
-----------------------------------------------------------------------------------------
Extended Pool Factors                            85.90%          99.56%
Pool Factors                                     79.51%          98.25%
-----------------------------------------------------------------------------------------
Minimum Principal Payment                     48,458.70       51,815.28      100,273.98
Scheduled Principal Payment                  262,677.39      280,872.19      543,549.58
Supplemental Principal Payment                      -               -               -
-----------------------------------------------------------------------------------------
Total Principal Distribution Amount          311,136.09      332,687.47      643,823.56
-----------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance     65,078,323.10   69,586,086.04  134,664,409.14
-----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                              Subclass       Subclass          Total
Floating Rate Notes                              C-1            C-2           Class C
----------------------------------------------------------------------------------------
Applicable LIBOR                               1.84000%       1.84000%
Applicable Margin                               1.3500%        2.0500%
Applicable Interest Rate                       3.19000%       3.89000%
Day Count                                       Act/360        Act/360
Actual Number of Days                                33             33
Interest Amount Payable                      237,840.24     278,230.65
Step-up Interest Amount Payable                NA              NA
----------------------------------------------------------------------------------------
Total Interest Paid                          237,840.24     278,230.65        516,070.89
----------------------------------------------------------------------------------------

Expected Final Payment Date                   15-Jul-13      15-Jun-08
Excess Amortisation Date                      17-Aug-98      15-Aug-00
----------------------------------------------------------------------------------------
Original Balance                          85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance     81,336,074.56  78,026,824.59    159,362,899.15
----------------------------------------------------------------------------------------
Extended Pool Factors                            99.10%         99.30%
Pool Factors                                     95.38%         97.22%
----------------------------------------------------------------------------------------
Minimum Principal Payment                           -              -                 -
Scheduled Principal Payment                  204,456.13     189,518.90        393,975.03
Supplemental Principal Payment                      -              -                 -
----------------------------------------------------------------------------------------
Total Principal Distribution Amount          204,456.13     189,518.90        393,975.03
----------------------------------------------------------------------------------------
Redemption Amount                                   -              -
- amount allocable to principal                     -              -
- amount allocable to premium                       -              -
----------------------------------------------------------------------------------------
Closing Outstanding Principal Balance     81,131,618.43  77,837,305.69    158,968,924.12
----------------------------------------------------------------------------------------

---------------------------------------------------------

Fixed Rate Notes                               D-2

---------------------------------------------------------
Applicable Interest Rate                        8.50000%
Day count                                       30 / 360
Number of Days                                        30
Interest Amount Payable                       708,333.33
---------------------------------------------------------
Total Interest Paid                           708,333.33
---------------------------------------------------------
Expected Final Payment Date                    15-Mar-14
Excess Amortisation Date                       15-Jul-10
---------------------------------------------------------
Original Balance                          100,000,000.00
Opening Outstanding Principal Balance     100,000,000.00
---------------------------------------------------------
Extended Pool Factors                            100.00%
Expected Pool Factors                            100.00%
---------------------------------------------------------
Extended Amount                                      -
Expected Pool Factor Amount                          -
Surplus Amortisation
---------------------------------------------------------
Total Principal Distribution Amount                  -
---------------------------------------------------------
Redemption Amount                                    -
- amount allocable to principal                      -
                                         ----------------
- amount allocable to premium                        -
---------------------------------------------------------
Closing Outstanding Principal Balance     100,000,000.00
---------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US Dollars unless otherwise stated

Current Payment Date                          17-Jun-02
Current Calculation Date                      11-Jun-02
Previous Payment Date                         15-May-02
Previous Calculation Date                      9-May-02
-------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period              15-May-02
End of Interest Accrual Period                17-Jun-02
Reference Date                                14-Jun-02

------------------------------------------------------------------------------------------------------------------------------------

                                               A-2          A-3          A-4          B-1         B-2          C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                               1.84000%     1.84000%     1.84000%    1.84000%    1.84000%       1.84000%   1.84000%
Applicable Margin                               0.3200%      0.4600%      0.5200%     0.6000%     1.0500%        1.3500%    2.0500%
Applicable Interest Rate                        2.1600%      2.3000%      2.3600%     2.4400%     2.8900%        3.1900%    3.8900%
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------

Fixed Rate Notes                               D-1

--------------------------------------------------------

Actual Pool Factor                              100.00%

--------------------------------------------------------

--------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                        A-2          A-3          A-4          B-1         B-2          C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance        134,987.16   565,000.00   151,278.67   65,389.46   69,918.77      81,336.07  78,026.82
Total Principal Payments                       2,961.67            -     3,319.12      311.14      332.69         204.46     189.52
Closing Outstanding Principal Balance        132,025.49   565,000.00   147,959.56   65,078.32   69,586.09      81,131.62  77,837.31

Total Interest                                   267.27     1,191.21       327.27      146.25      185.23         237.84     278.23
Total Premium                                   0.0000%      0.0000%      0.0000%     0.0000%     0.0000%        0.0000%    0.0000%
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------

(b) Fixed Rate Notes                           D-2

--------------------------------------------------------

Opening Outstanding Principal Balance        100,000.00
Total Principal Payments                              -
Closing Outstanding Principal Balance        100,000.00

Total Interest                                   708.33
Total Premium                                         -

--------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US Dollars unless otherwise stated



------------------------------------------------------------------------------------------------------------------------------------

                                                          July 2000 to     Oct-Dec     Jan-Mar       Apr          May          June
                                                            Sept 2001        2001        2002        2002         2002         2002
------------------------------------------------------------------------------------------------------------------------------------
                      CASH COLLECTIONS
 [1]                  Lease Rentals                            217.6         45.4        45.4        16.7         13.9         15.4
 [2]                    - Renegotiated Leases                   (3.0)        (2.8)       (2.1)       (1.3)        (0.9)        (0.8)
 [3]                    - Rental Resets                         (1.3)        (3.2)       (4.1)       (1.2)        (1.2)        (0.8)
------------------------------------------------------------------------------------------------------------------------------------
 [4]  Sum [1]...[3]   Contracted Lease Rentals                 213.3         39.4        39.2        14.2         11.8         13.8

 [5]                  Movement in Current Arrears Balance       (0.8)        (2.4)        1.4         0.3         (0.9)        (0.3)

                      less Net Stress-related Costs
 [6]                   - Bad Debts                               -            -           -           -            -            -
 [7]                   - Security Deposits Drawn Down            0.5          -           -           -            -            -
 [8]                   - Restructured Arrears                    0.7          0.1        (1.3)       (0.3)        (0.1)         -
 [9]                   - AOG                                    (4.3)        (1.5)       (0.4)                                  -
[10]                   - Other Leasing Income                    -            -           -           -            -            -
[11]                   - Repossession Costs                     (0.3)         -           -           -            -            -
                                                          --------------------------------------------------------------------------
[12]  Sum [6]...[11]  sub-total                                 (3.4)        (1.4)       (1.7)       (0.3)        (0.1)         -

[13]  [4]+[5]+[12]    Net Lease Rentals                        209.1         35.6        38.9        14.2         10.8         13.5

[14]                  Interest Earned                            5.8          0.8         0.4         0.2          0.1          0.1

[15]                  Drawings from Expense Account

                      Maintenance Receipts                      22.6          4.5         3.6         1.1          1.4          3.6
                      Maintenance Payments                     (11.8)        (1.8)       (3.9)       (6.9)        (3.2)         -
                                                          --------------------------------------------------------------------------
[15]                  Net Maintenance                           10.8          2.7        (0.3)       (5.8)        (1.8)         3.6

[16]  Sum [13]...[15] Total Cash Collections                   225.7         39.1        39.0         8.6          9.1         17.2

------------------------------------------------------------------------------------------------------------------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses
[17]                   - Insurance                              (0.1)         -           -          (0.3)         -            -
[18]                   - Re-leasing and other overheads         (7.5)        (0.7)       (0.4)       (0.3)        (0.1)        (1.0)
                                                          --------------------------------------------------------------------------
[19]  [17]+[18]       subtotal                                  (7.6)        (0.7)       (0.4)       (0.6)        (0.1)        (1.0)

                      SG&A Expenses
[20]                  Aircraft Servicer Fees
                       - Retainer Fee                           (1.6)        (0.4)       (0.3)       (0.2)        (0.3)        (0.2)
                       - Rent Collected Fee                     (1.9)        (0.4)       (0.4)       (0.1)        (0.3)        (0.3)
                       - Previous Servicer Fees                 (1.8)

                                                          --------------------------------------------------------------------------
[21]                  sub-total                                 (5.3)        (0.8)       (0.7)       (0.3)        (0.5)        (0.5)

[22]                  Other Servicer Fees                      (13.1)        (0.4)       (1.2)       (0.3)        (0.4)        (0.2)
                                                          --------------------------------------------------------------------------
[23]  [21]+[22]       subtotal                                 (18.4)        (1.2)       (1.9)       (0.6)        (1.0)        (0.7)

[24]  [20]+[23]       Total Cash Expenses                      (26.0)        (1.9)       (2.3)       (1.2)        (1.1)        (1.7)

------------------------------------------------------------------------------------------------------------------------------------

                      NET CASH COLLECTIONS
[25]     [17]         Total Cash Collections                   225.7         39.1        39.0         8.6          9.1         17.2
[26]     [24]         Total Cash Expenses                      (26.0)        (1.9)       (2.3)       (1.2)        (1.1)        (1.7)
[27]                  Movement in Expense Account6.0             6.0          1.2         0.3         1.7          1.0         (1.5)
[28]                  Interest Payments                       (111.6)       (12.0)       (9.3)       (3.3)        (3.1)        (3.1)
[29]                  Swap Payments                            (12.1)        (9.3)      (10.7)       (3.3)        (3.7)        (3.5)
[30]                  Proceeds from sale of aircraft            50.5          -           -            -            -
                                                          --------------------------------------------------------------------------
[31]  Sum [25]...[30] TOTAL                                    132.5         17.1        17.0         2.5          2.2          7.4
                                                          ==========================================================================
------------------------------------------------------------------------------------------------------------------------------------

[32]                  PRINCIPAL PAYMENTS
                      subclass A                               115.6         14.4        14.4         1.5          1.2          6.4
                      subclass B                                14.8          1.8         1.7         0.6          0.6          0.6
                      subclass C                                 2.1          0.9         0.9         0.4          0.4          0.4
                      subclass D                                 -            -           -           -            -            -
                                                          --------------------------------------------------------------------------
                      Total                                    132.5         17.1        17.0         2.5          2.2          7.4
                                                          ==========================================================================
------------------------------------------------------------------------------------------------------------------------------------

                      Debt Balances
                      subclass A                               882.8        868.4       854.0       852.5        851.3        844.9
                      subclass B                               140.0        138.2       136.5       135.9        135.3        134.7
                      subclass C                               162.0        161.1       160.2       159.8        159.3        158.9
                      subclass D                               100.0        100.0       100.0       100.0        100.0        100.0
                                                          --------------------------------------------------------------------------
                      TOTAL                                  1,284.8      1,267.7     1,250.7     1,248.2      1,245.9      1,238.5
                                                          ==========================================================================

     -------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Dollar amounts
                                                         All amounts in millions of US Dollars         expressed as a percentage
                                                                 unless otherwise stated            2000 Base Case Lease Rentals
--------------------------------------------------------------------------------------------   -------------------------------------
                                                                   Cumulative to Date                    Cumulative to Date
                                                                       *Adjusted                             *Adjusted
                                                              Actual   base case    Variance       Actual    base case    Variance
--------------------------------------------------------------------------------------------   -------------------------------------
                      CASH COLLECTIONS
 [1]                  Lease Rentals                           354.4       354.1         0.3        100.0%      100.0%       0.0%
 [2]                    - Renegotiated Leases                 (10.9)        -         (10.9)        (2.8%)       0.0%      (2.8%)
 [3]                    - Rental Resets                       (11.8)        -         (11.8)        (3.0%)       0.0%      (3.0%)
--------------------------------------------------------------------------------------------   -------------------------------------
 [4]  Sum [1]...[3]   Contracted Lease Rentals                331.7       354.1       (22.4)        94.2%      100.0%      (5.8%)

 [5]                  Movement in Current Arrears Balance      (2.7)        -          (2.7)        (0.5%)       0.0%      (0.5%)

                      less Net Stress-related Costs
 [6]                   - Bad Debts                              -          (3.6)        3.6          0.0%       (1.0%)      1.0%
 [7]                   - Security Deposits Drawn Down           0.5         -           0.5          0.2%        0.0%       0.2%
 [8]                   - Restructured Arrears                  (0.9)        2.8        (3.7)        (0.2%)       0.8%      (1.0%)
 [9]                   - AOG                                   (6.2)      (15.0)        8.8         (1.9%)      (4.2%)      2.3%
[10]                   - Other Leasing Income                   -           -           -            0.0%        0.0%       0.0%
[11]                   - Repossession Costs                    (0.3)       (2.9)        2.6         (0.1%)      (0.8%)      0.7%
                                                         -----------------------------------   -------------------------------------
[12]  Sum [6]...[11]  sub-total                                (6.9)      (18.6)       11.7         (2.1%)      (5.3%)      3.2%

[13]  [4]+[5]+[12]    Net Lease Rentals                       322.1       335.5       (13.4)        91.6%       94.7%      (3.1%)

[14]                  Interest Earned                           7.4         7.0         0.4          2.2%        2.0%       0.2%

[15]                  Drawings from Expense Account             -           -           -            0.0%        0.0%       0.0%

                      Maintenance Receipts                     36.8         -          36.8          9.8%        0.0%       9.8%
                      Maintenance Payments                    (27.6)        -         (27.6)        (7.5%)       0.0%      (7.5%)
                                                         -----------------------------------   -------------------------------------
[15]                  Net Maintenance                           9.2         -           9.2          2.3%        0.0%       2.3%

[16]  Sum [13]...[15] Total Cash Collections                  338.7       342.5        (3.8)        96.1%       96.7%      (0.6%)

--------------------------------------------------------------------------------------------   -------------------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses
[17]                   - Insurance                             (0.4)        -          (0.4)        (0.1%)       0.0%      (0.1%)
[18]                   - Re-leasing and other overheads       (10.0)      (10.7)        0.7         (2.7%)      (3.0%)      0.3%
                                                         -----------------------------------   -------------------------------------
[19]  [17]+[18]       subtotal                                (10.4)      (10.7)        0.3         (2.9%)      (3.0%)      0.2%

                      SG&A Expenses
[20]                  Aircraft Servicer Fees
                       - Retainer Fee                          (3.0)       (3.0)        0.0         (0.8%)      (0.8%)      0.1%
                       - Rent Collected Fee                    (3.4)       (3.4)       (0.0)        (0.9%)      (1.0%)      0.1%
                       - Previous Servicer Fees                (1.8)        -          (1.8)        (0.6%)       0.0%      (0.6%)

                                                         -----------------------------------   -------------------------------------
[21]                  sub-total                                (8.1)       (6.4)       (1.8)        (2.2%)      (1.8%)     (0.4%)

[22]                  Other Servicer Fees                     (15.6)       (8.2)       (7.4)        (4.6%)      (2.3%)     (2.3%)
                                                         -----------------------------------   -------------------------------------
[23]  [21]+[22]       subtotal                                (23.8)      (14.5)       (9.2)        (6.8%)      (4.1%)     (2.7%)

[24]  [20]+[23]       Total Cash Expenses                     (34.2)      (25.2)       (8.9)        (9.7%)      (7.1%)     (2.5%)

--------------------------------------------------------------------------------------------   -------------------------------------

                      NET CASH COLLECTIONS
[25]     [17]         Total Cash Collections                  338.7       342.5        (3.8)        96.1%       96.7%      (0.6%)
[26]     [24]         Total Cash Expenses                     (34.2)      (25.2)       (8.9)        (9.7%)      (7.1%)     (2.5%)
[27]                  Movement in Expense Account6.0                        -           8.7          2.8%        0.0%       2.8%
[28]                  Interest Payments                      (142.3)     (189.4)       47.1        (41.9%)     (53.6%)     11.7%
[29]                  Swap Payments                           (42.6)        3.9       (46.5)       (10.9%)       1.1%     (12.0%)
[30]                  Proceeds from sale of aircraft           50.5        51.1        (0.6)        15.5%       15.7%      (0.2%)
                                                         -----------------------------------   -------------------------------------
[31]  Sum [25]...[30] TOTAL                                   178.8       182.9        (4.1)        52.0%       52.8%      (0.8%)
                                                         ===================================   =====================================
--------------------------------------------------------------------------------------------   -------------------------------------

[32]                  PRINCIPAL PAYMENTS
                      subclass A                              153.5       157.4        (3.9)        44.9%       45.6%      (0.8%)
                      subclass B                               20.1        20.3        (0.2)         5.8%        5.9%      (0.1%)
                      subclass C                                5.2         5.2        (0.0)         1.3%        1.3%       0.0%
                      subclass D                                -           -           -            0.0%        0.0%       0.0%
                                                         -----------------------------------   -------------------------------------
                      Total                                   178.8       182.9        (4.1)        52.0%       52.8%      (0.8%)
                                                         ===================================   =====================================
--------------------------------------------------------------------------------------------   -------------------------------------

                      Debt Balances
                      subclass A                              844.9       841.0         3.9
                      subclass B                              134.7       134.5         0.2
                      subclass C                              158.9       158.9          -
                      subclass D                              100.0       100.0          -
                                                         -----------------------------------
                      TOTAL                                 1,238.5     1,234.4         4.1
                                                         ===================================

     ---------------------------------------------------------------------------------------

* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US Dollars unless otherwise stated


------------------------------------------------------------------------------------------------------------------------------------
Note:                         Report Line Name              Description

------------------------------------------------------------------------------------------------------------------------------------
                     CASH COLLECTIONS
 [1]                  Lease Rentals                        Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                   - Renegotiated Leases               Change in contracted rental cash flow caused by a renegotiated lease
 [3]                   - Rental Resets                     Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4]   S [1]...[3]   Contracted Lease Rentals              Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]                 Movement in Current Arrears Balance   Current contracted lease rentals not received as at the latest
                                                           Calculation Date, excluding Bad debts

                     less Net Stress related Costs
 [6]                  - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
 [7]                  - Security deposits drawn down       Security deposits received following a lesse default
 [8]                  - Restructured arrears
 [9]                  - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]                  - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
[11]                  - Repossession                       Legal and technical costs incurred in repossessing aircraft.
[12]   S [6]...[11]  sub-total

[13]  [4]+[5]+[12]   Net Lease Rentals                     Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                           Stress related costs

[14]                 Interest Earned                       Interest earned on monthly cash balances
[15]                 Net Maintenance                       Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]   S [13]...[15] Total Cash Collections                Net Lease Rentals + Interest Earned + Net Maintenance

------------------------------------------------------------------------------------------------------------------------------------

                     CASH EXPENSES
                     Aircraft Operating Expenses           All operational costs related to the leasing of aircraft.
[17]                  - Insurance                          Premium for contingent insurance policies
[18]                  - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19]    [17]+[18]    subtotal

                     SG&A Expenses
[20]                 Aircraft Servicer Fees                Monthly and annual fees paid to Aircraft Servicer
                      - Base Fee                           Fixed amount per month per aircraft
                      - Rent Contracted Fee                1.00% of rental contracted for the month
                      - Rent Collected Fee                 1.25% of rental received for the month
                      - Previous Servicer Fees             Fees paid to the previous Servicer of AerCo
[21]      [20]       subtotal
[22]                 Other Servicer Fees                   Administrative Agent, trustee and professional fees paid to other service providers.
[23]    [21]+[22]    subtotal

[24]    [19]+[23]    Total Cash Expenses                   Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------

                     NET CASH COLLECTIONS
[25]      [16]       Total Cash Collections                line 16 above
[26]      [24]       Total Cash Expenses                   line 24 above
[27]                 Movement in Expense Account           Movement in Expense Account
[28]                 Interest Payments                     Interest paid on all outstanding debt
[29]                 Swap payments                         Net swap payments (paid) /received
[30]                 Proceeds from Aircraft Sales          Proceeds, net of fees and expenses, from the sale of aircraft
[31]   S [25]...[30] Exceptional Items                     Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                     TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US Dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
       Coverage Ratios
       ---------------                                                                     2000
                                                Closing             Actual          *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------------------
       Net Cash Collections                                           178.8                 182.9
       Add Back Interest                                              142.3                 189.4
       --------
       Add Back Swap Payments                                          42.6                  (3.9)
       ----------------------
a      Net Cash Collections                                           363.7                 368.4

b      Swaps                                                           42.6                  (3.9)
c      Class A Interest                                                81.2                 123.7
d      Class A Minimum                                                 30.5                  37.9
e      Class B Interest                                                14.4                  20.5
f      Class B Minimum                                                  8.6                   8.5
g      Class C Interest                                                18.6                  25.9
h      Class C Minimum                                                  -                     -
i      Class D Interest                                                16.3                  16.3
j      Class D Minimum                                                  -                     -
k      Class A Scheduled                                                -                     -
l      Class B Scheduled                                               11.1                  11.8
m      Class C Scheduled                                                5.2                   5.2
n      Class D Scheduled                                                -                     -
o      Permited Aircraft Modifications
p      Class A Supplemental                                           123.0                 119.5
                                                                ---------------------------------------------
       Total                                                          351.4                 365.4
                                                                ---------------------------------------------

 [1]   Interest Coverage Ratio
       Class A                                                         2.94                  3.08  = a / (b+c)
       Class B                                                         2.16                  2.07  = a / (b+c+d+e)
       Class C                                                         1.86                  1.73  = a / (b+c+d+e+f+g)
       Class D                                                         1.71                  1.61  = a / (b+c+d+e+f+g+h+i)

 [2]   Debt Coverage Ratio
       Class A                                                         1.71                  1.61  = a / (b+c+d+e+f+g+h+i+ j+k)
       Class B                                                         1.63                  1.53  = a / (b+c+d+e+f+g+h+i+j+k+l)
       Class C                                                         1.59                  1.50  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
       Class D                                                         1.59                  1.50  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

       Loan-to-Value Ratios

                                          -------------------------------------------------------------------
                                             2000 Base Case             Actual        2000 *Ajusted Base Case
                                               17-Jul-00              15-Jun-02             15-Jun-02
                                          -------------------------------------------------------------------
 [3]   Assumed Portfolio Value                1,566.7              1,358.9               1,358.9
       Adjusted Portfolio Value (105%)                             1,345.0

       Liquidity Reserve Amount
       Cash                                      65.0                 65.0                  65.0
         - Accrued Expenses                       5.0                  6.0                   5.0
         - Security Deposits                     22.4                 17.1                  22.4
                                          ------------         ------------          ------------
       subtotal cash                             92.4                 88.1                  92.4
        Letters of Credit                         -                    -                     -
                                          ------------         ------------          ------------
       Total Liquidity Reserve                   92.4                 88.1                  92.4

 [4]   Total Asset Value                      1,659.1              1,446.9               1,463.5

       Note Balance
       Class A                                  998.4    60.2%       844.9     58.4%       841.0       57.5%
       Class B                                  154.8    69.5%       134.7     67.7%       134.5       66.7%
       Class C                                  164.1    79.4%       158.9     78.7%       158.9       77.5%
       Class D                                  100.0    85.4%       100.0     85.6%       100.0       84.3%
                                          ------------         ------------          ------------
       Total                                  1,417.3              1,238.5               1,234.4
------------------------------------------------------------------------------------------------------------------------------------

     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount